ACME ELECTRIC CORPORATION
INTERIM REPORT 2
DECEMBER 29, 1995

To Our Shareholders:


     The second quarter resulted in a loss of $834,000 on sales of $23,425,000, compared to sales of $21,320,000 and net income of $339,000 for the comparable period of last year. Although the incoming order rate remains relatively strong, we have seen some softening in selected markets.

     The Electronics Division continues to grow. This past quarter, Stratus Computer and Silicon Graphics were added to our expanding list of blue chip customers. An agreement was also reached with Alcatel Data Network, which provides the opportunity to supply the custom power supplies for Alcatel's new high-speed wide bandwidth switches used for mass data, voice and video trans-mission. This contract is expected to yield $3-5 million of new business per year. This business remains on plan and should enjoy its best profitability in five years.

     Our Power Distribution Products Division, which has been hit with signifi-cant material cost increases over the past twelve months, began to recover some lost margin through price increases that went into effect last quarter. A segment of this business served as our beta site last quarter for the introduc-tion of advanced manufacturing techniques. In the short-term, this change is highly disruptive to the production process and greatly impacted profitablity last quarter, but, once fully implemented, will enable us to be far more efficient and greatly improve our ability to serve our customers.

     The Aerospace Division completed the consolidation of military/aerospace manufacturing operations, which are now functioning in a stable environment. However, the need to divert substantial engineering resources to support this consolidation has caused us to become delinquent on many of our mili-tary/aerospace engineering development contracts, resulting in large cost overruns for the quarter. Technical resources are being added to this segment of our business to address the situation. Additionally, a plan has been developed to bring this business to a break-even operating position over the next three quarters.

     Although the financial results for the quarter are disappointing, I remain convinced that, as an organization, we are doing the right things for the long-term interest of our shareholders.



Robert J. McKenna
Chairman and CEO

February 9, 1996
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ACME ELECTRIC CORPORATION
East Aurora, New York

The following tables set forth certain unaudited financial information for the twenty-six-week periods ended December 30, 1994, and December 29, 1995 (in thousands, except for per share data):

                                                               CONSOLIDATED
BALANCE SHEET

                                     Dec. 30, 1994      Dec. 29, 1995       June
30, 1995
Current Assets..................        $34,469            $38,523
$39,437
Fixed Assets and Other - Net....         18,180             16,331
16,741
  Total.........................        $52,649            $54,854
$56,178

Current Liabilities.............        $ 9,780            $11,714
$14,447
Long-Term Debt..................         27,059             27,746
25,882
Shareholders' Equity............         15,810             15,394
15,849
  Total.........................        $52,649            $54,854
$56,178

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                                                     CONSOLIDATED INCOME
STATEMENT

                                13 Weeks      13 Weeks      26 Weeks     26 Weeks

    Fiscal Year
                                 Ended         Ended         Ended         Ended
        Ended
                             Dec. 30, 1994 Dec. 29, 1995 Dec. 30, 1994 Dec. 29,
1995  June 30, 1995
Net Sales..................     $21,320       $23,425       $42,254       $49,356

      $91,127
Net Income (Loss)..........         339          (834)        1,092
(501)           992
Earnings (Loss) per share..        $.07         $(.17)         $.22
$(.10)          $.20
Weighted Number of Shares
  Outstanding Used to Compute
  Income (Loss) per Common
  Share                       4,920,669     4,949,791     4,901,140     4,955,494

    4,924,887

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